Filed pursuant to 424(b)(3)
Registration No. 333-229136
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 2 DATED OCTOBER 10, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Status of Investments in Real Estate
As of September 30, 2019, we owned and managed a real estate portfolio that included properties with an aggregate total purchase price of approximately $781.0 million, comprised of 42 industrial buildings totaling 7.6 million square feet located in 13 markets throughout the U.S., with 96 customers, and was 97.9% leased with a weighted-average remaining lease term (based on square feet) of 4.7 years.
Additionally, we have entered into a contract to acquire an industrial building with a purchase price of approximately $9.5 million, totaling 0.1 million square feet. Including all owned and managed properties, and assuming that we complete the acquisition under contract, our real estate portfolio will include properties with an aggregate purchase price of approximately $790.5 million, comprised of 43 industrial buildings totaling 7.7 million square feet with 96 customers and will be 96.2% leased with a weighted-average remaining lease term (based on square feet) of 4.7 years. The leased rate reflects the square footage with a paying customer in place, as well as additional square footage with leases in place that have not yet commenced. There is no assurance that we will complete the acquisition of the property under contract.
Net Distributions
We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class since November 1, 2017, which is the date that the shares of our common stock were first issued to third-party investors in our initial public offering. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock since the date shares of each class were first issued to third-party investors.

Net Distributions per Share
Month	Pay Date	Class T Share (1)	Class W Share (1)	Class I Share (1)
2019
August	9/3/2019	$0.037	$0.041	$0.045
July	8/1/2019	$0.037	$0.041	$0.045
June	7/1/2019	$0.037	$0.041	$0.045
May	6/3/2019	$0.037	$0.041	$0.045
April	5/1/2019	$0.037	$0.041	$0.045
March	4/1/2019	$0.037	$0.041	$0.045
February	3/1/2019	$0.038	$0.042	$0.045
January	2/1/2019	$0.037	$0.041	$0.045
2018
December	1/2/2019	$0.037	$0.041	$0.045
November	12/3/2018	$0.037	$0.041	$0.045
October	11/1/2018	$0.037	$0.041	$0.045
September	10/1/2018	$0.037	$0.042	$0.045
August	9/4/2018	$0.037	$0.043	$0.045
July	8/1/2018	$0.037	$0.044	$0.045
June	7/2/2018	$0.037	N/A	$0.045

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Net Distributions per Share
Month	Pay Date	Class T Share (1)	Class W Share (1)	Class I Share (1)
May	6/1/2018	$0.037	N/A	$0.045
April	5/1/2018	$0.037	N/A	$0.045
March	4/2/2018	$0.037	N/A	$0.045
February	3/1/2018	$0.038	N/A	$0.045
January	2/1/2018	$0.037	N/A	$0.045
2017
December	1/2/2018	$0.037	N/A	$0.045
November	12/1/2017	$0.037	N/A	$0.045

(1)
Class T shares and Class I shares were first issued to third-party investors in our initial public offering on November 1, 2017. Class W shares were first issued to third-party investors in our initial public offering on July 2, 2018.

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